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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                        Borealis Technology Corporation.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   099 72C 108
                        ---------------------------------
                                 (CUSIP Number)

                                 John W. Webley
                            16875 Coleman Valley Road
                              Occidental, CA 95465
                                 (707) 794-7733
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                December 18, 1997
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                      -------------------
 CUSIP No. 253921 10 0              SCHEDULE 13D              Page 2 of 5 Pages
-----------------------                                      -------------------

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            John W. Webley (###-##-####)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [   ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            Permanent Resident of the United States of America
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
                                 738,000 shares of Common Stock including
                                 200,000 shares issuable upon exercise of
  NUMBER OF                      warrants
    SHARES             --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
   OWNED BY
     EACH              --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                     738,000 shares of Common Stock including
                                 200,000 shares issuable upon exercise of
                                 warrants
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            738,000 shares of Common Stock including 200,000 shares issuable upon exercise of warrants
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.1% of Common Stock as calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
            IN
          ---------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages



Item 1.  Security and Issuer.


This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $0.01 per share (the "Common Stock") of Borealis Technology Corporation., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4070 Silver Sage Drive, Carson City, Nevada 89701

Item 2.  Identity and Background.

   (a) Name:

    John W. Webley

   (b)  Residence Address:

   16875 Coleman Valley Road
   Occidental, CA 95465

   (c)  Principal Occupation:

   Vice President and Chief Technical Officer
   Advanced Fibre Communications
   1 Willowbrook Court
   Petaluma, CA 94954

   (d),(e)  Legal Proceedings:

   During the last five years, Mr. Webley: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   (f)  Citizenship:

   Mr. Webley is a permanent resident of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

138,000 shares of Common Stock held directly by Mr. Webley were purchased with approximately $420,900 of personal funds. 400,000 shares of Common Stock and warrants to purchase 200,000 shares of Common Stock were purchased with approximately $1,000,000 of personal funds pursuant to the Unit Purchase Agreement of December 18, 1997 and the Unit Purchase Agreement of February 20, 1998 (see exhibits).

                                                               Page 4 of 5 Pages



Item 4.  Purpose of Transaction.

51,500 shares of Common Stock held directly by Mr. Webley were purchased in the Issuer's secondary public offering. 86,500 shares of the Common Stock held directly by Mr. Webley were purchased in the open market. 400,000 shares of the Common Stock and warrants to purchase 200,000 shares of Common Stock held directly by Mr. Webley were purchased in the Issuer's 1997-98 Private Placement offering. All of the shares of Common Stock and all warrants to purchase Common Stock held directly by Mr. Webley were purchased for investment purposes. Mr. Webley has no present plans or proposals for the disposition of the shares or warrants beneficially owned by him or for acquisition of additional shares, including by exercise of warrants. Mr. Webley, however, expects to evaluate on a continuing basis his goals and objectives, other business opportunities available to him, and general economic and equity market conditions, as well as the Issuer's business operations and prospects. Based on such evaluations, Mr. Webley may change his plans and intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by him or to acquire additional shares.

Item 5.  Interest in Securities of the Issuer.

   (a) As of the close of business on March 5, 1998, Mr. Webley was the beneficial owner of 738,000 shares of Common Stock including 200,000 shares issuable upon exercise of warrants. Such shares constituted approximately 12.1% of the approximately 5,899,148 shares of Common Stock outstanding at that time as calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934.

   (b) Mr. Webley has sole power to vote, or to direct the vote, and to dispose, or to direct the disposition of, all shares of Common Stock reported in this Statement as beneficially owned by him.

   (c) On February 20, 1998, Mr. Webley signed a Unit Purchase Agreement and thereby agreed to purchase, for $500,000, 200,000 shares of Common Stock of the Issuer and a warrant to purchase an additional 100,000 such shares. Mr. Webley purchased these securities in connection with a Private Placement offering of the Issuer. The closing of the Private Placement occurred at the offices of Wilson Sonsini Goodrich & Rosati, P.C., in Palo Alto, California, on February 20, 1998.

   (d) Not applicable.

   (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships to Securities of the Issuer.

   200,000 shares are subject to the terms of a Unit Purchase Agreement dated December 18, 1997. 200,000 shares are subject to the terms of a Unit Purchase Agreement dated February 20, 1998. 100,000 shares of Common Stock are issuable pursuant to the terms of a Warrant dated December 18, 1997. 100,000 shares of Common Stock are issuable pursuant to the terms of a Warrant dated February 20, 1998.

Item 7.  Material to be Filed as Exhibits.

   Exhibit A: Unit Purchase Agreement of December 18, 1997.
   Exhibit B: Unit Purchase Agreement of February 20, 1998.
   Exhibit C: Warrant dated December 18, 1997.
   Exhibit D: Warrant dated February 20, 1998.

                            UNIT PURCHASE AGREEMENT

Borealis Technology Corporation

--------------------------------------------------------------------------------

                                                               Page 5 of 5 Pages



                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:       March 12, 1998
      ---------------------------------

Signature:    /s/ John W. Webley
           ----------------------------

Name:             John W. Webley
      ---------------------------------

Title:
       --------------------------------

                             UNIT PURCHASE AGREEMENT


Borealis Technology Corporation
4070 Silver Sage Drive
Carson City, NV  89701

Ladies & Gentlemen:

        The undersigned, John Webley (the "Purchaser"), hereby confirms its agreement with you as follows:

        1. This Unit Purchase Agreement (the "Agreement") is made as of December 18, 1997 between Borealis Technology Corporation, a Delaware corporation (the "Company"), and the Purchaser.

        2. The Company has authorized the sale and issuance of units up to an amount whose aggregate purchase price shall not exceed $3,493,454 (the "Units"), each Unit consisting of two (2) shares (the "Shares") of Common Stock of the Company and one warrant (a "Warrant") to purchase one (1) share of Common Stock of the Company.

        3. The purchase price per Unit (the "Price per Unit") will be determined at the first closing of the purchase and sale of the Units (the "First Closing") and will be 160% of the average last sale prices for the Company's Common Stock on the Nasdaq SmallCap Market for the five trading days ending one day immediately prior to the First Closing. The Company and the Purchaser agree that the Purchaser will purchase and the Company will sell, at such Price per Unit, the number of Units whose aggregate purchase price equals $500,000 pursuant to the Terms and Conditions for Purchase of Units attached hereto as Annex I and incorporated herein by reference as if fully set forth herein. Unless otherwise requested by the Purchaser, certificates representing the Shares and the Warrants purchased by the Purchaser will be registered in the Purchaser's name and address as set forth below.

        Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.


                                                     /s/ John Webley
                                        ----------------------------------------
                                        PURCHASER

                                        By:           John Webley
                                            ------------------------------------

                                        Title:
                                                --------------------------------

                                        Address:      1 Willowbrook Court
                                                      Petaluma, CA
                                                 -------------------------------

                                        Tax ID No.:   ###-##-####
                                                    ----------------------------

AGREED AND ACCEPTED:


        /s/ Elizabeth Gasper
-----------------------------------
BOREALIS TECHNOLOGY CORPORATION

By:     Elizabeth Gasper
    -------------------------------
Title:  CFO
       ----------------------------

                                     ANNEX I

                   TERMS AND CONDITIONS FOR PURCHASE OF UNITS

        1.  Authorization and Sale of Units

        1.1 Authorization. The Company has authorized the sale and issuance of units up to an amount whose aggregate purchase price shall not exceed $3,494,454 (the "Units"), each Unit consisting of two (2) shares of Common Stock of the Company (the "Shares") and one warrant to purchase one (1) share of Common Stock of the Company (a "Warrant"), pursuant to the Unit Purchase Agreement to which this Annex I is attached (the "Agreement"). The shares of Common Stock of the Company to be issued upon exercise of the Warrants are hereinafter referred to as the "Warrant Shares".

        1.2 Sale of Units. Subject to the terms and conditions of the Agreement, the Company agrees to issue and sell to each Purchaser and each Purchaser severally agrees to purchase from the Company the number of Units set forth in the Agreement.

        2.  Closing Dates; Delivery

        2.1 Closings. The first closing of the purchase and sale of the Units hereunder (the "First Closing") shall be conditioned upon receipt of capital contributions from investors of at least $200,000 (the "Minimum Condition"). The First Closing shall be held immediately following the satisfaction of the Minimum Condition at the offices of Wilson, Sonsini, Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California, or at such other time and place as shall be mutually agreed upon by the Company and the Purchasers purchasing a majority of the units at the First Closing. The Company may at its option schedule additional closings of the purchase and sale of up to the balance of the Units not sold at the First Closing (the "Subsequent Closings," each, together with the First Closing, referred to herein as a "Closing") on such date or dates on or prior to January 31, 1998 as the Company may determine.

        2.2 Delivery. At each Closing, the Company will deliver to each Purchaser (a) a certificate, registered in the Purchaser's name and address as shown in the Agreement, representing the number of Shares to be purchased by the Purchaser and (b) a Warrant certificate, substantially in the form attached hereto as Exhibit A, representing the Warrant to be purchased by such Purchaser. Such delivery shall be against payment therefor by wire transfer of the aggregate purchase price of the Units set forth in the Agreement to an escrow account established by Wilson Sonsini Goodrich & Rosati, Professional Corporation, escrow agent for the Company (the "Escrow Agent"). All payments received by the Escrow Agent prior to each date of Closing (each a "Closing Date") shall be held in a trust account for the benefit of the Purchasers pending such Closing.

        3.  Representations and Warranties of the Company

        The Company represents and warrants to the Purchasers as of the date of the Agreement as follows:

        3.1 Organization; Standing; Qualification to Do Business. The Company is a corporation duly organized and validly existing under, and by virtue of, the laws of the State of Delaware and is in good standing as a domestic corporation under the laws of said state. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the ownership or leasing of its properties or the conduct of its business requires such qualification, except where the failure to be so qualified or be in good standing is not reasonably likely to have a material adverse effect on the Company.

        3.2 Corporate Power; Authorization. The Company has all requisite legal and corporate power and has taken all requisite corporate action to execute and deliver the Agreement, to sell and issue the Units and to carry out and perform all of its obligations under the Agreement. The Agreement constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except (a) as rights to indemnification and contribution hereunder may be limited by applicable law, equitable principles or public policy, (b) as limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights generally and (c) as limited by equitable principles generally. To the Company's knowledge, the execution and delivery of the Agreement does not, and the performance of the Agreement and the compliance with the provisions hereof and the issuance, sale and delivery of the Units by the Company will not materially conflict with, or result in a material breach or violation of the terms, conditions or provisions of, or constitute a material default under the Certificate of Incorporation or Bylaws of the Company or any statute, law, rule or regulation to which the Company or any of its properties is subject.

        3.3 Issuance and Delivery of the Shares, Warrants and Warrant Shares. The Shares and the Warrants, when issued in compliance with the provisions of the Agreement, and the Warrant Shares, when issued in compliance with the Agreement and the Warrants, will be validly issued, fully paid and nonassessable.

        3.4 Private Placement Offering Memorandum; SEC Documents; Financial Statements. The Company has filed in a timely manner all documents that the Company was required to file with the Securities and Exchange Commission (the "SEC") under Sections 13, 14(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the 12 months preceding the date of the Agreement. As of their respective filing dates, all documents filed by the Company with the SEC (the "SEC Documents") complied in all material respects with the requirements of the Exchange Act or the Securities Act of 1933, as amended (the "Securities Act"), as applicable. Neither the Agreement nor any of the SEC Documents as of their respective dates included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents (the "Financial Statements") comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied and fairly present the consolidated financial position of the Company and any subsidiaries at the dates thereof and the consolidated results of their operations and consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, recurring adjustments).

        3.5 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consum mation of the transactions contemplated by the Agreement, except for (a) compliance with the securities and blue sky laws in the states in which Units are offered and/or sold, (b) the filing of a registration statement and any amendments thereto with the SEC as contemplated by Section 7.1 of the Agreement and (c) the filing of a Notification Form For the Listing of Additional Shares with The Nasdaq Stock Market and a Form 10-C with the SEC.

        3.6 No Material Adverse Change. Except as otherwise disclosed herein or in the Company's Private Placement Offering Memorandum prepared on November 18, 1997 (such Private Placement Offering Memorandum, including all exhibits thereto, being hereinafter referred to as the "Memorandum"), since September 30, 1997, there has not been (a) any changes in the assets, liabilities, financial condition, business prospects or operations of the Company which, individually and in the aggregate, have had a material adverse effect on the Company or (b) any declaration or payment of any dividend or other distribution of assets of the Company.

        3.7 Litigation. Except as set forth in the Memorandum, there are no actions, suits, proceedings or investigations pending or, to the best of the Company's knowledge, threatened against the Company or any of its properties before or by any court or arbitrator or any governmental body, agency or official that (a) might have a material adverse effect on the Company and its subsidiaries considered as one enterprise or (b) might impair the ability of the Company to perform in any material respect its obligations under the Agreement.

        3.8 Private Placement. Assuming the accuracy of the representations and warranties of the Purchasers, and compliance by the Purchasers of all of their covenants and agreements contained in the Agreement, the offer, sale and issuance by the Company of the Units to the Purchasers as contemplated in the Agreement constitute transactions exempt from the registration requirements of
Section 5 of the Securities Act.

        4.  Representations, Warranties and Covenants of the Purchasers

        Each Purchaser hereby severally represents and warrants, and covenants and agrees with, to the Company, as of the Closing Date, as follows:

        4.1 Authorization. Purchaser has all requisite legal and corporate or other power and capacity and has taken all requisite corporate or other action to execute and deliver the Agreement, to purchase the Units to be purchased by it and to carry out and perform all of its obligations under the Agreement. The Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except (a) as rights to indemnification and contribution hereunder may be limited by applicable law, equitable principles or public policy, (b) as limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights generally and (c) as limited by equitable principles generally.

        4.2 Investment Experience. Purchaser is an "accredited investor" as defined in Rule 501(a) under the Securities Act. Purchaser is aware of the Company's business affairs and financial condition and has had access to and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Units. Purchaser has such business and financial experience as is required to give it the capacity to protect its own interests in connection with the purchase of the Units. Purchaser is not a "broker" or a "dealer" as defined in the Exchange Act and is not an "affiliate" of the Company as defined in the Securities Act.

        4.3 Investment Intent. Purchaser is purchasing the Units for its own account as principal, for investment purposes only, and not with a present view to, or for, resale, distribution or fractionalization thereof, in whole or in part, within the meaning of the Securities Act. Purchaser understands that its acquisition of the Units has not been registered under the Securities Act or registered or qualified under any state securities law in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of Purchaser's investment intent as expressed herein. Purchaser has, in connection with its decision to purchase the number of Units set forth in the Agreement, relied solely upon the representations and warranties of the Company contained herein. Purchaser will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Shares, Warrants or Warrant Shares except in compliance with the Securities Act and the rules and regulations promulgated thereunder.

        4.4 Registration or Exemption Requirements. Purchaser further acknowledges and understands that the Shares, the Warrants and the Warrant Shares may not be resold or otherwise transferred except in a transaction registered under the Securities Act or unless an exemption from such registration is available. Purchaser understands that the certificates evidencing the Shares and the Warrant Shares, and the Warrants, will be imprinted with a legend that prohibits the transfer of the Shares, the Warrants or the Warrant Shares unless (a) such transaction is registered or such registration is not required, and (b) if the transfer is pursuant to an exemption from registration other than Rule 144 under the Securities Act, and if the Company shall so request in writing, an opinion reasonably satisfactory to the Company of counsel reasonably satisfactory to the Company is obtained to the effect that the transaction is so exempt.

        4.5 Restriction on Sales, Short Sales and Hedging Transactions. Purchaser will not, prior to the effectiveness of the Registration Statement, sell, offer to sell, solicit offers to buy, dispose of, loan, pledge, or grant any right with respect to (collectively, a "Disposition"), the Common Stock of the Company, nor will Purchaser engage in any hedging or other transaction which is designed to or could reasonably be expected to lead to or result in a Disposition of Common Stock of the Company by the Purchaser or any other person or entity. Such prohibited hedging or other transactions would include without limitation effecting any short sale or having in effect any short position (whether or not such sale or position is against the box and regardless of when such position was entered into) or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to the Common Stock of the Company or with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Common Stock of the Company.

        4.6 No Legal, Tax or Investment Advice. Purchaser understands that nothing in the Memorandum, the Agreement or any other materials presented to Purchaser in connection with the purchase and sale of the Units constitutes legal, tax or investment advice. Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Units.

        5.  Conditions to Closing of Purchasers

        Each Purchaser's obligation to purchase the Units at the Closing is, at the option of such Purchaser, subject to the fulfillment or waiver as of the Closing Date of the following conditions:

        5.1 Representations and Warranties. The representations and warranties made by the Company in Section 3 hereof shall be true and correct in all material respects when made and shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made on and as of the Closing Date.

        5.2 Covenants. All covenants, agreements and conditions contained in the Agreement to be performed by the Company on or prior to the Closing Date shall have been performed or complied with in all respects.

        5.3 Blue Sky. The Company shall have obtained all necessary blue sky law permits and qualifications, or secured exemptions therefrom, required by any state or foreign or other jurisdiction for the offer and sale of the Units.

        5.4 Minimum Purchase. The Company shall have received executed Agreements with respect to not fewer than the number of Units whose aggregate purchase price is equal to $200,000.

        6.  Conditions to Closing of Company

        The Company's obligation to sell and issue the Units at the Closing is, at the option of the Company, subject to the fulfillment or waiver of the following conditions:

        6.1 Representations and Warranties. The representations and warranties made by each Purchaser in Section 4 hereof shall be true and correct in all material respects when made and shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made on and as of the Closing Date.

        6.2 Covenants. All covenants, agreements and conditions contained in the Agreement to be performed by the Purchasers on or prior to the Closing Date shall have been performed or complied with in all material respects.

        6.3 Blue Sky. The Company shall have obtained all necessary blue sky law permits and qualifications, or secured exemptions therefrom, required by any state or foreign or other jurisdiction for the offer and sale of the Units.

        6.4 Minimum Purchase. The Company shall have received executed Agreements with respect to not fewer than the number of Units whose aggregate purchase price is equal to $200,000.

        7.  Affirmative Covenants

        The Company and the Purchasers hereby respectively covenant and agree as follows:

        7.1 Registration Requirements.

            (a) The Company shall use its commercially reasonable efforts to secure the effectiveness, not later than the date which is 90 days following the last Closing hereunder, of a registration statement on Form S-3 filed with the SEC under the Securities Act (the "Registration Statement") to register the resale of the Shares and the Warrant Shares (collectively, the "Registerable Securities").

            (b) The Company shall pay all Registration Expenses (as defined below) in connection with any registration, qualification or compliance hereunder, and each Purchaser shall pay all Selling Expenses (as defined below) and other expenses that are not Registration Expenses relating to the Registerable Securities resold by such Purchaser. "Registration Expenses" shall mean all expenses, except for Selling Expenses, incurred by the Company in complying with the registration provisions herein described, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration. "Selling Expenses" shall mean all selling commissions, underwriting fees and stock transfer taxes applicable to the Registerable Securities and all fees and disbursements of counsel for any Purchaser.

            (c) In connection with the registration effected by the Company pursuant to these registration provisions, the Company will use its commercially reasonable efforts to: (i) keep such registration effective until the earlier of
(A) the second anniversary of the First Closing, (B) such date as all of the Registerable Securities have been resold or (C) such time as all of the Registerable Securities held by the Purchasers can be sold within a given three-month period without compliance with the registration requirements of the Securities Act pursuant to Rule 144 promulgated thereunder ("Rule 144"); (ii) prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus used in connection with the Regis tration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by the Registration Statement; (iii) furnish such number of prospectuses and other documents incident thereto, including any amendment of or supplement to the prospectus, as a Purchaser from time to time may reasonably request; (iv) cause the Shares and the Warrant Shares to be listed on each securities exchange and quoted on each quotation service on which similar securities issued by the Company are then listed or quoted; (v) provide a transfer agent and registrar for all securities registered pursuant to the Registration Statement; (vi) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC; and (vii) file the documents required of the Company and otherwise use its commercially reasonable efforts to maintain requisite blue sky clearance in (X) all jurisdictions in which any of the Units are originally sold and (Y) all other states specified in writing by a Purchaser, provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any state in which it is not now so qualified or has not so consented.

            (d) If any Purchaser shall propose to sell any Registerable Securities pursuant to the Registration Statement, it shall notify the Company of its intent to do so at least three (3) full business days prior to such sale. Such notice shall be deemed to constitute a representation that any written information previously supplied by such Purchaser (including without limitation the information referred to in Section 8.4 hereof) is accurate as of the date of such notice. At any time within such three (3) business-day period, the Company may require that such Purchaser delay such sale of any Registerable Securities pursuant to the Registration Statement for an initial period not to exceed sixty
(60) days; provided, however, that in order to exercise this right, the Company must deliver a certificate in writing to the Purchaser to the effect that a delay in such sale is necessary because a sale pursuant to such Registration Statement in its then-current form would not be in the best interests of the Company and its shareholders due to disclosure obligations of the Company. Notwithstanding the foregoing, the Company shall not be entitled to exercise its right to delay a sale more than three (3) times in any calendar year. Each Purchaser hereby covenants and agrees that it will not sell any Registerable Securities pursuant to the Registration Statement during the periods the Registration Statement is withdrawn as set forth in this Section 7.1(d).

        7.2 Indemnification and Contribution.

            (a) The Company agrees to indemnify and hold harmless each Purchaser from and against any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) to which such Purchaser may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any untrue statement of a material fact or omission to state a material fact in the Registration Statement on the effective date thereof, or arise out of any failure by the Company to fulfill any undertaking included in the Registration Statement, and the Company will, as incurred, reimburse such Purchaser for any legal or other expenses reasonably incurred in investi gating, defending or preparing to defend any such action, proceeding or claim; provided, however, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon (i) an untrue statement or omission in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Purchaser specifically for use in preparation of the Registration Statement, (ii) the failure of such Purchaser to comply with the covenants and agreements contained in Sections 7.1(d), 8.3 or 8.4 hereof, or (iii) an untrue statement or omission in any prospectus that is corrected in any subsequent prospectus, or supplement or amendment thereto, that was delivered to the Purchaser prior to the pertinent sale or sales by the Purchaser.

            (b) Each Purchaser, severally and not jointly, agrees to indemnify and hold harmless the Company from and against any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) to which the Company may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon (i) an untrue statement of a material fact or omission to state a material fact in the Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Purchaser specifically for use in preparation of the Registration Statement, (ii) the failure of such Purchaser to comply with the covenants and agreements contained in Sections 7.1(d), 8.3 or 8.4 hereof, or
(iii) an untrue statement or omission in any prospectus that is corrected in any subsequent prospectus, or supplement or amendment thereto, that was delivered to the Purchaser prior to the pertinent sale or sales by the Purchaser, and each Purchaser, severally and not jointly, will, as incurred, reimburse the Company for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim.

            (c) Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 7.2, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, and, subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person and the indemnifying person shall have been notified thereof, the indemnifying person shall be entitled to participate therein, and, to the extent that it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to the indemnified person. After notice from the indemnifying person to such indemnified person of the indemnifying person's election to assume the defense thereof, the indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof.

            (d) If the indemnification provided for in this Section 7.2 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Purchasers on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or a Purchaser on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Purchasers agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation (even if the Purchasers were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Purchasers' obligations in this subsection (d) to contribute are several in proportion to their respective sales of Shares or Warrant Shares, as the case may be, to which such loss relates and not joint.

        8. Restrictions on Transferability of Shares, Warrants and Warrant Shares; Compliance with Securities Act

        8.1 Restrictions on Transferability. The Shares, the Warrants and the Warrant Shares shall not be transferable in the absence of registration under the Securities Act or an exemption therefrom or in the absence of compliance with any term of the Agreement. The Company shall be entitled to give stop transfer instructions to its transfer agent with respect to the Shares, the Warrants and the Warrant Shares in order to enforce the foregoing restrictions.

        8.2 Restrictive Legend. Each certificate representing the Shares, the Warrants and the Warrant Shares shall bear substantially the following legends (in addition to any legends required under applicable state securities laws):

        THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.

        ADDITIONALLY, THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN RESTRICTIONS SPECIFIED IN A UNIT PURCHASE AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL PURCHASER, AND NO TRANSFER OF SECURITIES SHALL BE VALID OR EFFECTIVE ABSENT COMPLIANCE WITH SUCH RESTRICTIONS. ALL SUBSEQUENT HOLDERS OF THIS CERTIFICATE WILL HAVE AGREED TO BE BOUND BY CERTAIN OF THE TERMS OF THE AGREEMENT, INCLUDING SECTIONS 7.1, 8.3 AND 8.4 OF THE AGREEMENT. A COPY OF THE AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE REGISTERED HOLDER OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.

        8.3 Transfer of Shares, Warrants and Warrant Shares. Each Purchaser hereby covenants with the Company not to make any sale of the Shares, the Warrants or the Warrant Shares except either (a) a sale of Shares or Warrant Shares in accordance with the Registration Statement, in which case the Purchaser covenants to comply with the requirement of delivering a current prospectus, (b) a sale of Shares, Warrants or Warrant Shares in accordance with Rule 144, in which case the Purchaser covenants to comply with Rule 144, or (c) subject to such conditions as the Company in its sole discretion shall impose, in accordance with another exemption from the registration requirements of the Securities Act. Each Purchaser further acknowledges and agrees that such Shares, Warrants and Warrant Shares are not transferable on the books of the Company unless the certificate submitted to the Company's transfer agent evidencing such Shares, Warrants or Warrant Shares is accompanied by such additional certification, documentation or information as the Company in its sole discretion shall require in order to effect such sale in accordance with the Registration Statement, Rule 144 or such other exemption from the registration requirements of the Securities Act. The legend set forth in Section 8.2 will be removed from a certificate representing Shares, Warrants or Warrant Shares following and in connection with any sale of Shares, Warrants or Warrant Shares, as the case may be, pursuant to subsection (a) or (b) hereof but not in connection with any sale of Shares, Warrants or Warrant Shares, as the case may be, pursuant to subsection (c) or (d) hereof.

        8.4 Purchaser Information. Each Purchaser covenants that it will promptly furnish to the Company such information, including information regarding such Purchaser, the Registerable Securities held by such Purchaser, and the distribution proposed, as the Company shall reasonably request in writing to enable the Company to comply with the provisions hereof in connection with any registration, qualification or compliance referred to in this Agreement.

        9.  Miscellaneous

        9.1 Waivers and Amendments. The terms of the Agreement may be waived or amended with the written consent of the Company and the record holders of more than 50% of the Shares then outstanding and held by Purchasers (including, for purposes of such calculation, outstanding Warrant Shares and shares of Common Stock issuable upon exercise of outstanding Warrants), the terms of the Agreement may be waived or amended and any such amendment or waiver shall be binding upon the Company and all holders of Shares, Warrants or Warrant Shares.

        9.2 Broker's Fee. Each Purchaser acknowledges that the Company intends to pay a fee and issue warrants to H.J. Meyers & Co., Inc. or certain dealers selected by it ("H.J. Meyers") in respect of the sale of the Units to the Purchasers as described in the Memorandum. Each of the parties hereto hereby represents that, on the basis of any actions and agreements by it, there are no other brokers or finders entitled to compensation in connection with the sale of the Units to the Purchasers.

        9.3 Governing Law. The Agreement shall be governed in all respects by and construed in accordance with the laws of the State of Delaware without regard to conflicts of laws principles.

        9.4 Survival. The representations, warranties, covenants and agreements made in the Agreement shall survive any investigation made by the Company or the Purchasers and shall survive the Closing.

        9.5 Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties to the Agreement, provided, however, that the provisions hereof shall not inure to the benefit of subsequent holders of Shares, Warrants or Warrant Shares purchasing pursuant to Section 8.3(a) or 8.3(b). Notwithstanding the foregoing, no Purchaser shall assign the Agreement without the prior written consent of the Company.

        9.6 Entire Agreement. The Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof.

        9.7 Indemnification of Escrow Agent. The Company and each of the Purchasers jointly and severally agree to indemnify and hold harmless Wilson, Sonsini, Goodrich & Rosati, Professional Corporation and all partners, employees, agents and affiliates thereof ("WSG&R") against any and all losses, claims, damages, liabilities, costs, expenses and disbursements (including fees and expenses of counsel) (collectively, "Losses") arising out of or in connection with WSG&R's services hereunder. Each of the Company and the Purchasers further agree that WSG&R shall not have any liability whatsoever (whether direct or indirect, in contract or tort or otherwise) to the Company or any Purchaser (or any party claiming through either of them) arising out of or in connection with its services hereunder. The Company and the Purchasers further agree that WSG&R shall be entitled to rely on their respective representations, warranties, covenants and agreements herein and pursuant hereto. The Company and the Purchasers acknowledge and agree that WSG&R is an intended third-party beneficiary of this Section 9.7.

        9.8 Notices, etc. All notices and other communications required or permitted under the Agreement shall be in writing and may be delivered in person, by telecopy, overnight delivery service or United States mail, addressed to the Company or the Purchasers, as the case may be, at their respective addresses set forth in the Agreement, or at such other address as the Company or the Purchasers shall have furnished to the other party in writing. All notices and other communications shall be effective upon the earlier of (a) actual receipt thereof by the person to whom notice is directed or (b) (i) in the case of notices and communications sent by personal delivery or telecopy, the time such notice or communication arrives at the applicable address or is successfully sent to the applicable telecopy number, (ii) in the case of notices and communications sent by overnight delivery service, at noon (local time) on the second business day following the day such notice or communication is sent, and (iii) in the case of notices and communications sent by United States mail, five days after such notice or communication is deposited in the United States mail.

        9.9 Severability of the Agreement. If any provision of the Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

        9.10 Counterparts. The Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

        9.11 Further Assurances. Each party to the Agreement shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of the Agreement and the consummation of the transactions contemplated hereby.

        9.12 Termination. In the event that the First Closing shall not have occurred on or before January 31, 1998, the Agreement shall terminate at the close of business on such date.

        9.13 Expenses. The Company and each such Purchaser shall bear its own expenses incurred on its behalf with respect to the Agreement and the transactions contemplated hereby, including fees of legal counsel.

        9.14 Currency. All references to "dollars" or "$" in the Agreement shall be deemed to refer to United States dollars.

THIS WARRANT AND THE SHARES OF COMMON STOCK WHICH MAY BE PURCHASED PURSUANT TO THE EXERCISE OF THIS WARRANT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE ACT UNLESS SOLD PURSUANT TO RULE 144 PROMULGATED UNDER SAID ACT.


                         BOREALIS TECHNOLOGY CORPORATION

                   WARRANT TO PURCHASE SHARES OF COMMON STOCK


        This Warrant is being issued to John Webley (the "Holder") in connection with the Unit Purchase Agreement dated December 18, 1997 between the Holder and Borealis Technology Corporation, a Delaware corporation (the "Company"). This Warrant entitles the Holder to subscribe for and purchase up to 100,000 shares (the "Maximum Number of Shares") of fully paid and nonassessable Common Stock of the Company (the "Shares") (as adjusted pursuant to Section 3 hereof) at the price of $5.00 per share (the "Exercise Price") (as adjusted pursuant to Section 3 hereof) subject to the provisions and upon the terms and conditions hereinafter set forth.

        1. Method of Exercise; Payment; Issuance of New Warrant. This Warrant may be exercised by the Holder hereof at any time on or prior to [the third anniversary of the first closing]. Exercise shall be made, in whole or in part, by the surrender of this Warrant (with the notice of exercise form attached hereto as Exhibit A duly executed) at the principal office of the Company and by the payment to the Company of an amount equal to the Exercise Price multiplied by the number of Shares being purchased, which amount may be paid in cash or by check. In the event of any exercise of the rights represented by this Warrant, certificates for the Shares so purchased shall be delivered to the Holder hereof within a reasonable time and, unless this Warrant has been fully exercised or expired, a new Warrant representing that portion of the Shares, if any, with respect to which this Warrant shall not then have been exercised, shall also be issued to the Holder within such reasonable time.

        2. Stock Fully Paid; Reservation of Shares. All of the Shares issuable upon the exercise of the rights represented by this Warrant will, upon issuance and receipt of the Exercise Price therefor, be fully paid and nonassessable. During the period within which the rights represented by this Warrant may be exercised, the Company shall at all times have authorized and reserved for issuance sufficient shares of its Common Stock to provide for the exercise of the rights represented by this Warrant.

        3. Adjustment of Exercise Price and Number of Shares. Subject to the provisions of Section 1 hereof, the number and kind of securities purchasable upon the exercise of this Warrant and the Exercise Price therefor shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

           (a) In the event the Company shall at any time subdivide the outstanding shares of Common Stock, or shall issue a stock dividend on its outstanding Common Stock, the number of Shares issuable upon exercise of this Warrant immediately prior to such subdivision or to the issuance of such stock dividend shall be proportionately increased, and the Exercise Price shall be proportionately decreased, and in the event the Company shall at any time combine the outstanding shares of Common Stock, the number of shares issuable upon exercise of this Warrant immediately prior to such combination shall be proportionately decreased, and the Exercise Price will be proportionately increased, effective at the close of business on the date of such subdivision, stock dividend or combination, as the case may be.

           (b) If the Company is recapitalized through the subdivision or combination of its outstanding shares of Common Stock into a larger or smaller number of shares, the number of shares of Common Stock for which this Warrant may be exercised shall be increased or reduced in the same proportion as the increase or decrease in the outstanding shares of Common Stock and the then applicable Exercise Price shall be adjusted by multiplying such number of shares of Common Stock purchasable upon exercise hereof immediately prior to such subdivision or combination and the denominator of which shall be the number of shares of Common Stock purchasable immediately following such subdivision or combination.

           (c) Whenever the number of shares shall be adjusted as required by the provisions of this Section 3, the Company forthwith shall file in the custody of its secretary or an assistant secretary, at its principal office, an Officer's Certificate showing the adjusted number of shares and setting forth in reasonable detail the circumstances requiring the adjustment. Each such Officer's Certificate shall be made available at all reasonable times during reasonable hours for inspection by the Holder.

        4. Fractional Shares. No fractional Shares will be issued in connection with an exercise hereunder, but in lieu of such fractional Shares the Company shall make a cash payment therefor upon the basis of the Exercise Price then in effect.

        5. Redemption Rights.

           (a) In the event that either (i) the average last sale price of the Company's Common Stock as quoted on the Nasdaq SmallCap Market (or such other automatic quotation system, over-the-counter market or exchange upon which the Company's Common Stock may then be traded) over a period of 20 consecutive trading days shall be equal to or greater than $9.00 per share (as equitably adjusted for stock splits and the like) or (ii) the Company shall receive the prior written consent of H.J. Meyers & Co., Inc. or any successor in interest thereto (the "Sales Agent"), in its sole discretion, then the Company may, in its sole discretion, notify the Holder in writing of its intention to redeem this Warrant (the "Redemption Notice"). Notwithstanding anything herein to the contrary, if the Redemption Notice is delivered pursuant to subsection (i) of the preceding sentence, the Redemption Notice shall be void and of no force unless sent by the Company to the Holder no later than fifteen days after the last of the 20 trading days referred to in such subsection (i). The Redemption Notice shall set forth (i) the date upon which the Company shall redeem this Warrant (the "Redemption Date") which date shall be no earlier than thirty days following the date the Company sends the Redemption Notice and (ii) the place at which payment may be obtained.

           (b) On the Redemption Date, the Holder shall surrender to the Company this Warrant (unless earlier exercised in full) in the manner and at the place designated in the Redemption Notice, and thereupon, $0.05 shall be payable to the order of the Holder and this Warrant shall be canceled. From and after 5:00 p.m., Nevada time, on the day immediately preceding the Redemption Date, all rights of the Holder hereunder (other than rights to receive payment pursuant to this Section 5) shall cease, and this Warrant shall not thereafter be transferred on the books of the Company or be deemed to be outstanding for any purpose whatsoever.

           (c) The Holder acknowledges that the Sales Agent is under no obligation to grant or withhold its consent to a redemption of the Warrants under any circumstances, regardless of the potential effect of such potential redemption on the Company, the stockholders of the Company or the Holder. The Holder further acknowledges that if the Company seeks to exercise its right to redeem this Warrant at a time that is not advantageous to the Holder that there can be no assurance that the Sales Agent will withhold its consent to such exercise.

        6. Transfer, Exchange, Assignment or Loss of Warrant.

           (a) This Warrant may not be assigned or transferred except as provided in this Section 6 and in accordance with and subject to the provisions of the Securities Act of 1933, as amended, and the Rules and Regulations promulgated thereunder (said Act and such Rules and Regulations being hereinafter collectively referred to as the "Act"). Any purported transfer or assignment made other than in accordance with this Section 6 shall be null and void and of no force and effect.

           (b) Prior to any transfer of this Warrant, other than in an offering registered under the Act, the Holder shall notify the Company of its intention to effect such transfer, indicating the circumstances of the proposed transfer and upon request furnish the Company with an opinion of counsel, in form and substance reasonably satisfactory to counsel for the Company, to the effect that the proposed transfer may be made without registration under the Act or qualification under any applicable state securities law.

           (c) Each certificate for Shares or for any other security issued or issuable upon exercise of this Warrant shall contain a legend substantially to the following effect:

           "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). SUCH SECURITIES MAY NOT BE TRANSFERRED UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO SUCH TRANSFER OR IN THE OPINION OF COUNSEL, SUCH TRANSFER MAY BE MADE PURSUANT TO RULE 144 OR REGISTRATION UNDER THE ACT IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT."

           (d) Any assignment permitted hereunder shall be made by surrender of this Warrant to the Company at its principal office with the Assignment Form attached hereto as Exhibit B duly executed. In such event the Company shall, without charge for any issuance or transfer tax or other cost incurred by the Company with respect to such transfer, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be canceled. This Warrant may be divided or combined with other warrants which carry the same rights upon presentation thereof at the principal office of the Company together with a written notice signed by the Holder thereof, specifying the names and denominations in which new warrants are to be issued.

           (e) Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and of indemnity satisfactory to it, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date and any such lost, stolen, or destroyed Warrant shall thereupon become void.

        7. Rights of Shareholders. No holder of this Warrant shall be entitled, as a Warrant holder, to vote or receive dividends or be deemed the holder of Common Stock or any other securities of the Company which may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained herein be construed to confer upon the holder of this Warrant, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value or change of stock to no par value, consideration, merger, conveyance, or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until the Warrant shall have been exercised and the Shares purchasable upon the exercise hereof shall have become deliverable, as provided herein.

        8. Notices, Etc. All notices and other communications from the Company to the Holder shall be mailed by first class registered or certified mail, postage prepaid, sent by facsimile or delivered personally by hand or by a nationally recognized courier addressed to the Holder at the address last shown on the records of the Company for the Holder. All such notices and other written communications shall be effective on the earlier of the date of mailing, confirmed facsimile transfer, delivery to the Holder or delivery to a nationally recognized courier.

        9. Governing Law, Headings. This Warrant is being delivered in the State of Delaware and shall be construed and enforced in accordance with and governed by the laws of such State. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof.


Issued this December 18, 1997.

                                        BOREALIS TECHNOLOGY CORPORATION


                                        By:    /s/ Elizabeth Gasper
                                            ------------------------------------

                                        Name:      Elizabeth Gasper
                                            ------------------------------------

                                        Title:        CFO
                                               ---------------------------------



                                        ACCEPTED AND AGREED


                                        By:    /s/ John Webley
                                            ------------------------------------

                                        Name:      John Webley
                                            ------------------------------------

                                        Title:
                                               ---------------------------------

                                    EXHIBIT A

                               NOTICE OF EXERCISE


TO:     Borealis Technology Corporation
        4070 Silver Sage Drive
        Carson City, NV 89701
        Attn:  Chief Financial Officer


        The undersigned hereby elects to purchase __________ shares of Common Stock of Borealis Technology Corporation pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price of such shares in full.



        Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned or in such other name as is specified below:

                      Name: _______________________________

                      Address: ____________________________

                      _____________________________________

                      _____________________________________

        The undersigned hereby represents and warrants that the aforesaid shares of Common Stock are being acquired for the account of the undersigned for investment and not with a view to, or, for resale in connection with the distribution thereof, and that the undersigned has no present intention of distributing or reselling such shares.


                                        By: ____________________________________

                                        Name: __________________________________

                                        Title: _________________________________

                                        Date: __________________________________

                                    EXHIBIT B

                                 ASSIGNMENT FORM


        FOR VALUE RECEIVED, ______________________________ hereby sells, assigns and transfers to _______________________________________________________ (Name
and Address) the right to purchase Shares represented by this Warrant to the extent of __________ shares of Common Stock and does hereby irrevocably constitute and appoint ________________________________________________________,
attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Dated: __________, ____

                                        By: ____________________________________

                                        Name: __________________________________

                                        Title: _________________________________

                             UNIT PURCHASE AGREEMENT

Borealis Technology Corporation
4070 Silver Sage Drive
Carson City, NV  89701

Ladies & Gentlemen:

        The undersigned, John Webley (the "Purchaser"), hereby confirms its agreement with you as follows:

        1. This Unit Purchase Agreement (the "Agreement") is made as of February 20, 1998 between Borealis Technology Corporation, a Delaware corporation (the "Company"), and the Purchaser.

        2. The Company has authorized the sale and issuance of units up to an amount whose aggregate purchase price shall not exceed $2,426,010 (the "Units"), each Unit consisting of two (2) shares (the "Shares") of Common Stock of the Company and one warrant (a "Warrant") to purchase one (1) share of Common Stock of the Company.

        3. The purchase price per Unit (the "Price per Unit") will be $5.00. The Company and the Purchaser agree that the Purchaser will purchase and the Company will sell, at such Price per Unit, the number of Units whose aggregate purchase price equals $500,000 pursuant to the Terms and Conditions for Purchase of Units attached hereto as Annex I and incorporated herein by reference as if fully set forth herein. Unless otherwise requested by the Purchaser, certificates representing the Shares and the Warrants purchased by the Purchaser will be registered in the Purchaser's name and address as set forth below.

        Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.


                                                     /s/ John Webley
                                        ----------------------------------------
                                        PURCHASER

                                        By:           John Webley
                                            ------------------------------------

                                        Title:
                                                --------------------------------

                                        Address:      1 Willowbrook Court
                                                      Petaluma, CA
                                                 -------------------------------

                                        Tax ID No.:   ###-##-####
                                                    ----------------------------

AGREED AND ACCEPTED:


        /s/ Elizabeth Gasper
-----------------------------------
BOREALIS TECHNOLOGY CORPORATION

By:     Elizabeth Gasper
    -------------------------------
Title:  CFO
       ----------------------------

                                     ANNEX I

                   TERMS AND CONDITIONS FOR PURCHASE OF UNITS

        1.  Authorization and Sale of Units

        1.1 Authorization. The Company has authorized the sale and issuance of units up to an amount whose aggregate purchase price shall not exceed $2,426,010 (the "Units"), each Unit consisting of two (2) shares of Common Stock of the Company (the "Shares") and one warrant to purchase one (1) share of Common Stock of the Company (a "Warrant"), pursuant to the Unit Purchase Agreement to which this Annex I is attached (the "Agreement"). The shares of Common Stock of the Company to be issued upon exercise of the Warrants are hereinafter referred to as the "Warrant Shares".

        1.2 Sale of Units. Subject to the terms and conditions of the Agreement, the Company agrees to issue and sell to each Purchaser and each Purchaser severally agrees to purchase from the Company the number of Units set forth in the Agreement.

        2.  Closing Dates; Delivery

        2.1 Closings. The first closing of the purchase and sale of the Units hereunder (the "First Closing") shall be conditioned upon receipt of capital contributions from investors of at least $200,000 (the "Minimum Condition"). The First Closing shall be held immediately following the satisfaction of the Minimum Condition at the offices of Wilson, Sonsini, Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California, or at such other time and place as shall be mutually agreed upon by the Company and the Purchasers purchasing a majority of the units at the First Closing. The Company may at its option schedule additional closings of the purchase and sale of up to the balance of the Units not sold at the First Closing (the "Subsequent Closings," each, together with the First Closing, referred to herein as a "Closing") on such date or dates as the Company may determine.

        2.2 Delivery. At each Closing, the Company will deliver to each Purchaser (a) a certificate, registered in the Purchaser's name and address as shown in the Agreement, representing the number of Shares to be purchased by the Purchaser and (b) a Warrant certificate, substantially in the form attached hereto as Exhibit A, representing the Warrant to be purchased by such Purchaser. Such delivery shall be against payment therefor by wire transfer of the aggregate purchase price of the Units set forth in the Agreement to an escrow account established by Wilson Sonsini Goodrich & Rosati, Professional Corporation, escrow agent for the Company (the "Escrow Agent"). All payments received by the Escrow Agent prior to each date of Closing (each a "Closing Date") shall be held in a trust account for the benefit of the Purchasers pending such Closing.

        3.  Representations and Warranties of the Company

        The Company represents and warrants to the Purchasers as of the date of the Agreement as follows:

        3.1 Organization; Standing; Qualification to Do Business. The Company is a corporation duly organized and validly existing under, and by virtue of, the laws of the State of Delaware and is in good standing as a domestic corporation under the laws of said state. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the ownership or leasing of its properties or the conduct of its business requires such qualification, except where the failure to be so qualified or be in good standing is not reasonably likely to have a material adverse effect on the Company.

        3.2 Corporate Power; Authorization. The Company has all requisite legal and corporate power and has taken all requisite corporate action to execute and deliver the Agreement, to sell and issue the Units and to carry out and perform all of its obligations under the Agreement. The Agreement constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except (a) as rights to indemnification and contribution hereunder may be limited by applicable law, equitable principles or public policy, (b) as limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights generally and (c) as limited by equitable principles generally. To the Company's knowledge, the execution and delivery of the Agreement does not, and the performance of the Agreement and the compliance with the provisions hereof and the issuance, sale and delivery of the Units by the Company will not materially conflict with, or result in a material breach or violation of the terms, conditions or provisions of, or constitute a material default under the Certificate of Incorporation or Bylaws of the Company or any statute, law, rule or regulation to which the Company or any of its properties is subject.

        3.3 Issuance and Delivery of the Shares, Warrants and Warrant Shares. The Shares and the Warrants, when issued in compliance with the provisions of the Agreement, and the Warrant Shares, when issued in compliance with the Agreement and the Warrants, will be validly issued, fully paid and nonassessable.

        3.4 Private Placement Offering Memorandum; SEC Documents; Financial Statements. The Company has filed in a timely manner all documents that the Company was required to file with the Securities and Exchange Commission (the "SEC") under Sections 13, 14(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the 12 months preceding the date of the Agreement. As of their respective filing dates, all documents filed by the Company with the SEC (the "SEC Documents") complied in all material respects with the requirements of the Exchange Act or the Securities Act of 1933, as amended (the "Securities Act"), as applicable. Neither the Agreement nor any of the SEC Documents as of their respective dates included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents (the "Financial Statements") comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied and fairly present the consolidated financial position of the Company and any subsidiaries at the dates thereof and the consolidated results of their operations and consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, recurring adjustments).

        3.5 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consum mation of the transactions contemplated by the Agreement, except for (a) compliance with the securities and blue sky laws in the states in which Units are offered and/or sold, (b) the filing of a registration statement and any amendments thereto with the SEC as contemplated by Section 7.1 of the Agreement and (c) the filing of a Notification Form For the Listing of Additional Shares with The Nasdaq Stock Market and a Form 10-C with the SEC.

        3.6 No Material Adverse Change. Except as otherwise disclosed herein or in the Company's Private Placement Offering Memorandum prepared on November 18, 1997 (such Private Placement Offering Memorandum, including all exhibits thereto, being hereinafter referred to as the "Memorandum"), since September 30, 1997, there has not been (a) any changes in the assets, liabilities, financial condition, business prospects or operations of the Company which, individually and in the aggregate, have had a material adverse effect on the Company or (b) any declaration or payment of any dividend or other distribution of assets of the Company.

        3.7 Litigation. Except as set forth in the Memorandum, there are no actions, suits, proceedings or investigations pending or, to the best of the Company's knowledge, threatened against the Company or any of its properties before or by any court or arbitrator or any governmental body, agency or official that (a) might have a material adverse effect on the Company and its subsidiaries considered as one enterprise or (b) might impair the ability of the Company to perform in any material respect its obligations under the Agreement.

        3.8 Private Placement. Assuming the accuracy of the representations and warranties of the Purchasers, and compliance by the Purchasers of all of their covenants and agreements contained in the Agreement, the offer, sale and issuance by the Company of the Units to the Purchasers as contemplated in the Agreement constitute transactions exempt from the registration requirements of
Section 5 of the Securities Act.

        4.  Representations, Warranties and Covenants of the Purchasers

        Each Purchaser hereby severally represents and warrants, and covenants and agrees with, to the Company, as of the Closing Date, as follows:

        4.1 Authorization. Purchaser has all requisite legal and corporate or other power and capacity and has taken all requisite corporate or other action to execute and deliver the Agreement, to purchase the Units to be purchased by it and to carry out and perform all of its obligations under the Agreement. The Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except (a) as rights to indemnification and contribution hereunder may be limited by applicable law, equitable principles or public policy, (b) as limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights generally and (c) as limited by equitable principles generally.

        4.2 Investment Experience. Purchaser is an "accredited investor" as defined in Rule 501(a) under the Securities Act. Purchaser is aware of the Company's business affairs and financial condition and has had access to and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Units. Purchaser has such business and financial experience as is required to give it the capacity to protect its own interests in connection with the purchase of the Units. Purchaser is not a "broker" or a "dealer" as defined in the Exchange Act and is not an "affiliate" of the Company as defined in the Securities Act.

        4.3 Investment Intent. Purchaser is purchasing the Units for its own account as principal, for investment purposes only, and not with a present view to, or for, resale, distribution or fractionalization thereof, in whole or in part, within the meaning of the Securities Act. Purchaser understands that its acquisition of the Units has not been registered under the Securities Act or registered or qualified under any state securities law in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of Purchaser's investment intent as expressed herein. Purchaser has, in connection with its decision to purchase the number of Units set forth in the Agreement, relied solely upon the representations and warranties of the Company contained herein. Purchaser will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Shares, Warrants or Warrant Shares except in compliance with the Securities Act and the rules and regulations promulgated thereunder.

        4.4 Registration or Exemption Requirements. Purchaser further acknowledges and understands that the Shares, the Warrants and the Warrant Shares may not be resold or otherwise transferred except in a transaction registered under the Securities Act or unless an exemption from such registration is available. Purchaser understands that the certificates evidencing the Shares and the Warrant Shares, and the Warrants, will be imprinted with a legend that prohibits the transfer of the Shares, the Warrants or the Warrant Shares unless (a) such transaction is registered or such registration is not required, and (b) if the transfer is pursuant to an exemption from registration other than Rule 144 under the Securities Act, and if the Company shall so request in writing, an opinion reasonably satisfactory to the Company of counsel reasonably satisfactory to the Company is obtained to the effect that the transaction is so exempt.

        4.5 Restriction on Sales, Short Sales and Hedging Transactions. Purchaser will not, prior to the effectiveness of the Registration Statement, sell, offer to sell, solicit offers to buy, dispose of, loan, pledge, or grant any right with respect to (collectively, a "Disposition"), the Common Stock of the Company, nor will Purchaser engage in any hedging or other transaction which is designed to or could reasonably be expected to lead to or result in a Disposition of Common Stock of the Company by the Purchaser or any other person or entity. Such prohibited hedging or other transactions would include without limitation effecting any short sale or having in effect any short position (whether or not such sale or position is against the box and regardless of when such position was entered into) or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to the Common Stock of the Company or with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Common Stock of the Company.

        4.6 No Legal, Tax or Investment Advice. Purchaser understands that nothing in the Memorandum, the Agreement or any other materials presented to Purchaser in connection with the purchase and sale of the Units constitutes legal, tax or investment advice. Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Units.

        5.  Conditions to Closing of Purchasers

        Each Purchaser's obligation to purchase the Units at the Closing is, at the option of such Purchaser, subject to the fulfillment or waiver as of the Closing Date of the following conditions:

        5.1 Representations and Warranties. The representations and warranties made by the Company in Section 3 hereof shall be true and correct in all material respects when made and shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made on and as of the Closing Date.

        5.2 Covenants. All covenants, agreements and conditions contained in the Agreement to be performed by the Company on or prior to the Closing Date shall have been performed or complied with in all respects.

        5.3 Blue Sky. The Company shall have obtained all necessary blue sky law permits and qualifications, or secured exemptions therefrom, required by any state or foreign or other jurisdiction for the offer and sale of the Units.

        5.4 Minimum Purchase. The Company shall have received executed Agreements with respect to not fewer than the number of Units whose aggregate purchase price is equal to $200,000.

        6.  Conditions to Closing of Company

        The Company's obligation to sell and issue the Units at the Closing is, at the option of the Company, subject to the fulfillment or waiver of the following conditions:

        6.1 Representations and Warranties. The representations and warranties made by each Purchaser in Section 4 hereof shall be true and correct in all material respects when made and shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made on and as of the Closing Date.

        6.2 Covenants. All covenants, agreements and conditions contained in the Agreement to be performed by the Purchasers on or prior to the Closing Date shall have been performed or complied with in all material respects.

        6.3 Blue Sky. The Company shall have obtained all necessary blue sky law permits and qualifications, or secured exemptions therefrom, required by any state or foreign or other jurisdiction for the offer and sale of the Units.

        6.4 Minimum Purchase. The Company shall have received executed Agreements with respect to not fewer than the number of Units whose aggregate purchase price is equal to $200,000.

        7.  Affirmative Covenants

        The Company and the Purchasers hereby respectively covenant and agree as follows:

        7.1  Registration Requirements.

            (a) The Company shall use its commercially reasonable efforts to secure the effectiveness, not later than the date which is 90 days following the last Closing hereunder, of a registration statement on Form S-3 filed with the SEC under the Securities Act (the "Registration Statement") to register the resale of the Shares and the Warrant Shares (collectively, the "Registerable Securities").

            (b) The Company shall pay all Registration Expenses (as defined below) in connection with any registration, qualification or compliance hereunder, and each Purchaser shall pay all Selling Expenses (as defined below) and other expenses that are not Registration Expenses relating to the Registerable Securities resold by such Purchaser. "Registration Expenses" shall mean all expenses, except for Selling Expenses, incurred by the Company in complying with the registration provisions herein described, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration. "Selling Expenses" shall mean all selling commissions, underwriting fees and stock transfer taxes applicable to the Registerable Securities and all fees and disbursements of counsel for any Purchaser.

            (c) In connection with the registration effected by the Company pursuant to these registration provisions, the Company will use its commercially reasonable efforts to: (i) keep such registration effective until the earlier of
(A) the second anniversary of the First Closing, (B) such date as all of the Registerable Securities have been resold or (C) such time as all of the Registerable Securities held by the Purchasers can be sold within a given three-month period without compliance with the registration requirements of the Securities Act pursuant to Rule 144 promulgated thereunder ("Rule 144"); (ii) prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus used in connection with the Regis tration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by the Registration Statement; (iii) furnish such number of prospectuses and other documents incident thereto, including any amendment of or supplement to the prospectus, as a Purchaser from time to time may reasonably request; (iv) cause the Shares and the Warrant Shares to be listed on each securities exchange and quoted on each quotation service on which similar securities issued by the Company are then listed or quoted; (v) provide a transfer agent and registrar for all securities registered pursuant to the Registration Statement; (vi) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC; and (vii) file the documents required of the Company and otherwise use its commercially reasonable efforts to maintain requisite blue sky clearance in (X) all jurisdictions in which any of the Units are originally sold and (Y) all other states specified in writing by a Purchaser, provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any state in which it is not now so qualified or has not so consented.

            (d) If any Purchaser shall propose to sell any Registerable Securities pursuant to the Registration Statement, it shall notify the Company of its intent to do so at least three (3) full business days prior to such sale. Such notice shall be deemed to constitute a representation that any written information previously supplied by such Purchaser (including without limitation the information referred to in Section 8.4 hereof) is accurate as of the date of such notice. At any time within such three (3) business-day period, the Company may require that such Purchaser delay such sale of any Registerable Securities pursuant to the Registration Statement for an initial period not to exceed sixty
(60) days; provided, however, that in order to exercise this right, the Company must deliver a certificate in writing to the Purchaser to the effect that a delay in such sale is necessary because a sale pursuant to such Registration Statement in its then-current form would not be in the best interests of the Company and its shareholders due to disclosure obligations of the Company. Notwithstanding the foregoing, the Company shall not be entitled to exercise its right to delay a sale more than three (3) times in any calendar year. Each Purchaser hereby covenants and agrees that it will not sell any Registerable Securities pursuant to the Registration Statement during the periods the Registration Statement is withdrawn as set forth in this Section 7.1(d).

        7.2  Indemnification and Contribution.

            (a) The Company agrees to indemnify and hold harmless each Purchaser from and against any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) to which such Purchaser may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any untrue statement of a material fact or omission to state a material fact in the Registration Statement on the effective date thereof, or arise out of any failure by the Company to fulfill any undertaking included in the Registration Statement, and the Company will, as incurred, reimburse such Purchaser for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided, however, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon (i) an untrue statement or omission in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Purchaser specifically for use in preparation of the Registration Statement, (ii) the failure of such Purchaser to comply with the covenants and agreements contained in Sections 7.1(d), 8.3 or 8.4 hereof, or (iii) an untrue statement or omission in any prospectus that is corrected in any subsequent prospectus, or supplement or amendment thereto, that was delivered to the Purchaser prior to the pertinent sale or sales by the Purchaser.

            (b) Each Purchaser, severally and not jointly, agrees to indemnify and hold harmless the Company from and against any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) to which the Company may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon (i) an untrue statement of a material fact or omission to state a material fact in the Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Purchaser specifically for use in preparation of the Registration Statement, (ii) the failure of such Purchaser to comply with the covenants and agreements contained in Sections 7.1(d), 8.3 or 8.4 hereof, or
(iii) an untrue statement or omission in any prospectus that is corrected in any subsequent prospectus, or supplement or amendment thereto, that was delivered to the Purchaser prior to the pertinent sale or sales by the Purchaser, and each Purchaser, severally and not jointly, will, as incurred, reimburse the Company for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim.

            (c) Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 7.2, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, and, subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person and the indemnifying person shall have been notified thereof, the indemnifying person shall be entitled to participate therein, and, to the extent that it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to the indemnified person. After notice from the indemnifying person to such indemnified person of the indemnifying person's election to assume the defense thereof, the indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof.

            (d) If the indemnification provided for in this Section 7.2 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Purchasers on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or a Purchaser on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Purchasers agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation (even if the Purchasers were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Purchasers' obligations in this subsection (d) to contribute are several in proportion to their respective sales of Shares or Warrant Shares, as the case may be, to which such loss relates and not joint.

        8. Restrictions on Transferability of Shares, Warrants and Warrant Shares; Compliance with Securities Act

        8.1 Restrictions on Transferability. The Shares, the Warrants and the Warrant Shares shall not be transferable in the absence of registration under the Securities Act or an exemption therefrom or in the absence of compliance with any term of the Agreement. The Company shall be entitled to give stop transfer instructions to its transfer agent with respect to the Shares, the Warrants and the Warrant Shares in order to enforce the foregoing restrictions.

        8.2 Restrictive Legend. Each certificate representing the Shares, the Warrants and the Warrant Shares shall bear substantially the following legends (in addition to any legends required under applicable state securities laws):

        THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.

        ADDITIONALLY, THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN RESTRICTIONS SPECIFIED IN A UNIT PURCHASE AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL PURCHASER, AND NO TRANSFER OF SECURITIES SHALL BE VALID OR EFFECTIVE ABSENT COMPLIANCE WITH SUCH RESTRICTIONS. ALL SUBSEQUENT HOLDERS OF THIS CERTIFICATE WILL HAVE AGREED TO BE BOUND BY CERTAIN OF THE TERMS OF THE AGREEMENT, INCLUDING SECTIONS 7.1, 8.3 AND 8.4 OF THE AGREEMENT. A COPY OF THE AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE REGISTERED HOLDER OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.

        8.3 Transfer of Shares, Warrants and Warrant Shares. Each Purchaser hereby covenants with the Company not to make any sale of the Shares, the Warrants or the Warrant Shares except either (a) a sale of Shares or Warrant Shares in accordance with the Registration Statement, in which case the Purchaser covenants to comply with the requirement of delivering a current prospectus, (b) a sale of Shares, Warrants or Warrant Shares in accordance with Rule 144, in which case the Purchaser covenants to comply with Rule 144, or (c) subject to such conditions as the Company in its sole discretion shall impose, in accordance with another exemption from the registration requirements of the Securities Act. Each Purchaser further acknowledges and agrees that such Shares, Warrants and Warrant Shares are not transferable on the books of the Company unless the certificate submitted to the Company's transfer agent evidencing such Shares, Warrants or Warrant Shares is accompanied by such additional certification, documentation or information as the Company in its sole discretion shall require in order to effect such sale in accordance with the Registration Statement, Rule 144 or such other exemption from the registration requirements of the Securities Act. The legend set forth in Section 8.2 will be removed from a certificate representing Shares, Warrants or Warrant Shares following and in connection with any sale of Shares, Warrants or Warrant Shares, as the case may be, pursuant to subsection (a) or (b) hereof but not in connection with any sale of Shares, Warrants or Warrant Shares, as the case may be, pursuant to subsection (c) or (d) hereof.

        8.4 Purchaser Information. Each Purchaser covenants that it will promptly furnish to the Company such information, including information regarding such Purchaser, the Registerable Securities held by such Purchaser, and the distribution proposed, as the Company shall reasonably request in writing to enable the Company to comply with the provisions hereof in connection with any registration, qualification or compliance referred to in this Agreement.

        9.  Miscellaneous

        9.1 Waivers and Amendments. The terms of the Agreement may be waived or amended with the written consent of the Company and the record holders of more than 50% of the Shares then outstanding and held by Purchasers (including, for purposes of such calculation, outstanding Warrant Shares and shares of Common Stock issuable upon exercise of outstanding Warrants), the terms of the Agreement may be waived or amended and any such amendment or waiver shall be binding upon the Company and all holders of Shares, Warrants or Warrant Shares.

        9.2 Broker's Fee. Each Purchaser acknowledges that the Company intends to pay a fee and issue warrants to H.J. Meyers & Co., Inc. or certain dealers selected by it ("H.J. Meyers") in respect of the sale of the Units to the Purchasers as described in the Memorandum. Each of the parties hereto hereby represents that, on the basis of any actions and agreements by it, there are no other brokers or finders entitled to compensation in connection with the sale of the Units to the Purchasers.

        9.3 Governing Law. The Agreement shall be governed in all respects by and construed in accordance with the laws of the State of Delaware without regard to conflicts of laws principles.

        9.4 Survival. The representations, warranties, covenants and agreements made in the Agreement shall survive any investigation made by the Company or the Purchasers and shall survive the Closing.

        9.5 Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties to the Agreement, provided, however, that the provisions hereof shall not inure to the benefit of subsequent holders of Shares, Warrants or Warrant Shares purchasing pursuant to Section 8.3(a) or 8.3(b). Notwithstanding the foregoing, no Purchaser shall assign the Agreement without the prior written consent of the Company.

        9.6 Entire Agreement. The Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof.

        9.7 Indemnification of Escrow Agent. The Company and each of the Purchasers jointly and severally agree to indemnify and hold harmless Wilson, Sonsini, Goodrich & Rosati, Professional Corporation and all partners, employees, agents and affiliates thereof ("WSG&R") against any and all losses, claims, damages, liabilities, costs, expenses and disbursements (including fees and expenses of counsel) (collectively, "Losses") arising out of or in connection with WSG&R's services hereunder. Each of the Company and the Purchasers further agree that WSG&R shall not have any liability whatsoever (whether direct or indirect, in contract or tort or otherwise) to the Company or any Purchaser (or any party claiming through either of them) arising out of or in connection with its services hereunder. The Company and the Purchasers further agree that WSG&R shall be entitled to rely on their respective representations, warranties, covenants and agreements herein and pursuant hereto. The Company and the Purchasers acknowledge and agree that WSG&R is an intended third-party beneficiary of this Section 9.7.

        9.8 Notices, etc. All notices and other communications required or permitted under the Agreement shall be in writing and may be delivered in person, by telecopy, overnight delivery service or United States mail, addressed to the Company or the Purchasers, as the case may be, at their respective addresses set forth in the Agreement, or at such other address as the Company or the Purchasers shall have furnished to the other party in writing. All notices and other communications shall be effective upon the earlier of (a) actual receipt thereof by the person to whom notice is directed or (b) (i) in the case of notices and communications sent by personal delivery or telecopy, the time such notice or communication arrives at the applicable address or is successfully sent to the applicable telecopy number, (ii) in the case of notices and communications sent by overnight delivery service, at noon (local time) on the second business day following the day such notice or communication is sent, and (iii) in the case of notices and communications sent by United States mail, five days after such notice or communication is deposited in the United States mail.

        9.9 Severability of the Agreement. If any provision of the Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

        9.10 Counterparts. The Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

        9.11 Further Assurances. Each party to the Agreement shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of the Agreement and the consummation of the transactions contemplated hereby.

        9.12 Termination. In the event that the First Closing shall not have occurred on or before January 31, 1998, the Agreement shall terminate at the close of business on such date.

        9.13 Expenses. The Company and each such Purchaser shall bear its own expenses incurred on its behalf with respect to the Agreement and the transactions contemplated hereby, including fees of legal counsel.

        9.14 Currency. All references to "dollars" or "$" in the Agreement shall be deemed to refer to United States dollars.

THIS WARRANT AND THE SHARES OF COMMON STOCK WHICH MAY BE PURCHASED PURSUANT TO THE EXERCISE OF THIS WARRANT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE ACT UNLESS SOLD PURSUANT TO RULE 144 PROMULGATED UNDER SAID ACT.


                         BOREALIS TECHNOLOGY CORPORATION

                   WARRANT TO PURCHASE SHARES OF COMMON STOCK

        This Warrant is being issued to John Webley (the "Holder") in connection with the Unit Purchase Agreement dated February 20, 1998 between the Holder and Borealis Technology Corporation, a Delaware corporation (the "Company"). This Warrant entitles the Holder to subscribe for and purchase up to 100,000 shares (the "Maximum Number of Shares") of fully paid and nonassessable Common Stock of the Company (the "Shares") (as adjusted pursuant to Section 3 hereof) at the price of $5.00 per share (the "Exercise Price") (as adjusted pursuant to Section 3 hereof) subject to the provisions and upon the terms and conditions hereinafter set forth.

        1. Method of Exercise; Payment; Issuance of New Warrant. This Warrant may be exercised by the Holder hereof at any time on or prior to December 18, 2000. Exercise shall be made, in whole or in part, by the surrender of this Warrant (with the notice of exercise form attached hereto as Exhibit A duly executed) at the principal office of the Company and by the payment to the Company of an amount equal to the Exercise Price multiplied by the number of Shares being purchased, which amount may be paid in cash or by check. In the event of any exercise of the rights represented by this Warrant, certificates for the Shares so purchased shall be delivered to the Holder hereof within a reasonable time and, unless this Warrant has been fully exercised or expired, a new Warrant representing that portion of the Shares, if any, with respect to which this Warrant shall not then have been exercised, shall also be issued to the Holder within such reasonable time.

        2. Stock Fully Paid; Reservation of Shares. All of the Shares issuable upon the exercise of the rights represented by this Warrant will, upon issuance and receipt of the Exercise Price therefor, be fully paid and nonassessable. During the period within which the rights represented by this Warrant may be exercised, the Company shall at all times have authorized and reserved for issuance sufficient shares of its Common Stock to provide for the exercise of the rights represented by this Warrant.

        3. Adjustment of Exercise Price and Number of Shares. Subject to the provisions of Section 1 hereof, the number and kind of securities purchasable upon the exercise of this Warrant and the Exercise Price therefor shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

           (a) In the event the Company shall at any time subdivide the outstanding shares of Common Stock, or shall issue a stock dividend on its outstanding Common Stock, the number of Shares issuable upon exercise of this Warrant immediately prior to such subdivision or to the issuance of such stock dividend shall be proportionately increased, and the Exercise Price shall be proportionately decreased, and in the event the Company shall at any time combine the outstanding shares of Common Stock, the number of shares issuable upon exercise of this Warrant immediately prior to such combination shall be proportionately decreased, and the Exercise Price will be proportionately increased, effective at the close of business on the date of such subdivision, stock dividend or combination, as the case may be.

           (b) If the Company is recapitalized through the subdivision or combination of its outstanding shares of Common Stock into a larger or smaller number of shares, the number of shares of Common Stock for which this Warrant may be exercised shall be increased or reduced in the same proportion as the increase or decrease in the outstanding shares of Common Stock and the then applicable Exercise Price shall be adjusted by multiplying such number of shares of Common Stock purchasable upon exercise hereof immediately prior to such subdivision or combination and the denominator of which shall be the number of shares of Common Stock purchasable immediately following such subdivision or combination.

           (c) Whenever the number of shares shall be adjusted as required by the provisions of this Section 3, the Company forthwith shall file in the custody of its secretary or an assistant secretary, at its principal office, an Officer's Certificate showing the adjusted number of shares and setting forth in reasonable detail the circumstances requiring the adjustment. Each such Officer's Certificate shall be made available at all reasonable times during reasonable hours for inspection by the Holder.

        4. Fractional Shares. No fractional Shares will be issued in connection with an exercise hereunder, but in lieu of such fractional Shares the Company shall make a cash payment therefor upon the basis of the Exercise Price then in effect.

        5. Redemption Rights.

           (a) In the event that either (i) the average last sale price of the Company's Common Stock as quoted on the Nasdaq SmallCap Market (or such other automatic quotation system, over-the-counter market or exchange upon which the Company's Common Stock may then be traded) over a period of 20 consecutive trading days shall be equal to or greater than $9.00 per share (as equitably adjusted for stock splits and the like) or (ii) the Company shall receive the prior written consent of H.J. Meyers & Co., Inc. or any successor in interest thereto (the "Sales Agent"), in its sole discretion, then the Company may, in its sole discretion, notify the Holder in writing of its intention to redeem this Warrant (the "Redemption Notice"). Notwithstanding anything herein to the contrary, if the Redemption Notice is delivered pursuant to subsection (i) of the preceding sentence, the Redemption Notice shall be void and of no force unless sent by the Company to the Holder no later than fifteen days after the last of the 20 trading days referred to in such subsection (i). The Redemption Notice shall set forth (i) the date upon which the Company shall redeem this Warrant (the "Redemption Date") which date shall be no earlier than thirty days following the date the Company sends the Redemption Notice and (ii) the place at which payment may be obtained.

           (b) On the Redemption Date, the Holder shall surrender to the Company this Warrant (unless earlier exercised in full) in the manner and at the place designated in the Redemption Notice, and thereupon, $0.05 shall be payable to the order of the Holder and this Warrant shall be canceled. From and after 5:00 p.m., Nevada time, on the day immediately preceding the Redemption Date, all rights of the Holder hereunder (other than rights to receive payment pursuant to this Section 5) shall cease, and this Warrant shall not thereafter be transferred on the books of the Company or be deemed to be outstanding for any purpose whatsoever.

           (c) The Holder acknowledges that the Sales Agent is under no obligation to grant or withhold its consent to a redemption of the Warrants under any circumstances, regardless of the potential effect of such potential redemption on the Company, the stockholders of the Company or the Holder. The Holder further acknowledges that if the Company seeks to exercise its right to redeem this Warrant at a time that is not advantageous to the Holder that there can be no assurance that the Sales Agent will withhold its consent to such exercise.

        6. Transfer, Exchange, Assignment or Loss of Warrant.

           (a) This Warrant may not be assigned or transferred except as provided in this Section 6 and in accordance with and subject to the provisions of the Securities Act of 1933, as amended, and the Rules and Regulations promulgated thereunder (said Act and such Rules and Regulations being hereinafter collectively referred to as the "Act"). Any purported transfer or assignment made other than in accordance with this Section 6 shall be null and void and of no force and effect.

           (b) Prior to any transfer of this Warrant, other than in an offering registered under the Act, the Holder shall notify the Company of its intention to effect such transfer, indicating the circumstances of the proposed transfer and upon request furnish the Company with an opinion of counsel, in form and substance reasonably satisfactory to counsel for the Company, to the effect that the proposed transfer may be made without registration under the Act or qualification under any applicable state securities law.

           (c) Each certificate for Shares or for any other security issued or issuable upon exercise of this Warrant shall contain a legend substantially to the following effect:

           "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). SUCH SECURITIES MAY NOT BE TRANSFERRED UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO SUCH TRANSFER OR IN THE OPINION OF COUNSEL, SUCH TRANSFER MAY BE MADE PURSUANT TO RULE 144 OR REGISTRATION UNDER THE ACT IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT."

           (d) Any assignment permitted hereunder shall be made by surrender of this Warrant to the Company at its principal office with the Assignment Form attached hereto as Exhibit B duly executed. In such event the Company shall, without charge for any issuance or transfer tax or other cost incurred by the Company with respect to such transfer, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be canceled. This Warrant may be divided or combined with other warrants which carry the same rights upon presentation thereof at the principal office of the Company together with a written notice signed by the Holder thereof, specifying the names and denominations in which new warrants are to be issued.

           (e) Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and of indemnity satisfactory to it, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date and any such lost, stolen, or destroyed Warrant shall thereupon become void.

        7. Rights of Shareholders. No holder of this Warrant shall be entitled, as a Warrant holder, to vote or receive dividends or be deemed the holder of Common Stock or any other securities of the Company which may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained herein be construed to confer upon the holder of this Warrant, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value or change of stock to no par value, consideration, merger, conveyance, or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until the Warrant shall have been exercised and the Shares purchasable upon the exercise hereof shall have become deliverable, as provided herein.

        8. Notices, Etc. All notices and other communications from the Company to the Holder shall be mailed by first class registered or certified mail, postage prepaid, sent by facsimile or delivered personally by hand or by a nationally recognized courier addressed to the Holder at the address last shown on the records of the Company for the Holder. All such notices and other written communications shall be effective on the earlier of the date of mailing, confirmed facsimile transfer, delivery to the Holder or delivery to a nationally recognized courier.

        9. Governing Law, Headings. This Warrant is being delivered in the State of Delaware and shall be construed and enforced in accordance with and governed by the laws of such State. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof.


Issued this February 20, 1998.

                                        BOREALIS TECHNOLOGY CORPORATION


                                        By:    /s/ Elizabeth Gasper
                                            ------------------------------------

                                        Name:      Elizabeth Gasper
                                            ------------------------------------

                                        Title:        CFO
                                               ---------------------------------



                                        ACCEPTED AND AGREED


                                        By:    /s/ John Webley
                                            ------------------------------------

                                        Name:      John Webley
                                            ------------------------------------

                                        Title:
                                               ---------------------------------

                                    EXHIBIT A

                               NOTICE OF EXERCISE


TO:     Borealis Technology Corporation
        4070 Silver Sage Drive
        Carson City, NV 89701
        Attn:  Chief Financial Officer


        The undersigned hereby elects to purchase __________ shares of Common Stock of Borealis Technology Corporation pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price of such shares in full.



        Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned or in such other name as is specified below:

                      Name: _______________________________

                      Address: ____________________________

                      _____________________________________

                      _____________________________________

        The undersigned hereby represents and warrants that the aforesaid shares of Common Stock are being acquired for the account of the undersigned for investment and not with a view to, or, for resale in connection with the distribution thereof, and that the undersigned has no present intention of distributing or reselling such shares.


                                         By: ___________________________________

                                         Name: _________________________________

                                         Title: ________________________________

                                         Date: _________________________________

                                    EXHIBIT B

                                 ASSIGNMENT FORM


        FOR VALUE RECEIVED, ______________________________ hereby sells, assigns and transfers to _______________________________________________________ (Name
and Address) the right to purchase Shares represented by this Warrant to the extent of __________ shares of Common Stock and does hereby irrevocably constitute and appoint ________________________________________________________,
attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Dated: __________, ____

                                         By: ___________________________________

                                         Name: _________________________________

                                         Title: ________________________________